FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of November, 2002
Commission File Number: 1-15232

16, rue de la Ville l’Evêque,
75008 Paris - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this report that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans, or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

JOINT PRESS RELEASE

Energia Italiana, Acea and Electrabel acquire Italian generation company Interpower

ROME—BRUSSELS,12 NOVEMBER 2002     •    Today, the consortium constituted on a fifty-fifty basis by Energia Italiana SpA on the one hand, and Acea SpA and Electrabel on the other hand has acquired the Italian generation company Interpower SpA, the third Genco to be privatised by ENEL, for an enterprise value of € 874 million.

Interpower is the fourth largest Italian electricity generator with a net installed capacity of 2 611 MW. The generation assets comprise three thermal power stations (fuel mix: coal, gas and oil) and one hydraulic power station. In the year 2001, Interpower produced more than 6 billion kWh. An important repowering program for the transformation of existing units is foreseen.

Electrabel’s Chief Executive Officer, Willy Bosmans, stated: “It is a unique opportunity to immediately gain access to additional generation capacity, which is an important step forward for our strategic joint venture with ACEA. It will boost our joint commercial activities on the Italian market and thereby reinforce our position as an integrated European energy company. This acquisition is a further breakthrough for Electrabel in Italy, which is a significant growth market in Europe.”

Fulvio Vento and Paolo Cuccia, respectively Chairman and Chief Executive Officer of ACEA said: “The acquisition from ENEL of the third Genco is a first very significant result of the strategic joint venture with Electrabel. This reinforces the growth of ACEA, one of the major players in the Italian market.”

Company profiles

Electrabel is one of the major energy companies in Europe and the market leader in the Benelux. It is responding to the opportunities offered by deregulation of the electricity market and is developing its portfolio of energy products and services throughout Europe. In doing so it is able to combine high quality with close support for each customer, thanks to a network of commercial subsidiaries and partnerships with local operators. Electrabel has set itself the objective of doubling its 1999 electricity sales volume by 2004.

In Europe, the company manages a diversified range of generating facilities totaling more than 25 000 MW, and is active in trading on all the European energy markets. It additionally builds, manages and maintains electricity and natural gas networks.

Electrabel is a company listed on Euronext Brussels and part of Tractebel, a global energy and services company, which is the energy division of SUEZ.

In Italy, Electrabel operates a 356 MW CCGT in Rosignano, the output of which is totally covered by a power purchase agreement with GRTN, the Italian transmission system operator. Furthermore, since 1999 Electrabel and the Swiss company eos have coordinated their commercial activities in Italy in a joint affiliate Alpenergie Italia that sold 1,5 billion kWh to large industrial customers in 2001. In May 2002, Electrabel and ACEA decided to join forces in a strategic joint venture, that will become the vehicle for both companies’ development in the field of generation, sales and trading activities in Italy. Several 400 MW CCGT greenfield projects are currently under development and recently, the construction has started of a first plant in Voghera in Northern Italy.

Acea is at the forefront of Italian industry and finance and has been capable of growth and success in its core business sector—power, water and the environment—and the field of integrated services that provides for both customers and business.

Acea’s status as a joint-stock company and its share value confirm its leadership among utilities, in Italy and worldwide.

The last year has witnessed a large growth in the water supply sector, where Acea has 6,000,000 customers in Italy and serves 2,800,000 inhabitants abroad.

Acea supplies power to 2,700,000 inhabitants. The acquisition of approximatively 50% of Rome’s power supply grid from Enel is the most significant example of power supply services integration in Europe and the first in Italy.

Energia Italiana SpA is a consortium controlled by Energia and has Amga Genova, Hera, Banca Nazionale del Lavoro and Monte dei Paschi di Siena, as other shareholders.

Founded in July 1999, Energia has developed as a new player active in the marketing and sale of electricity and natural gas on the Italian liberalised market. The company is controlled by CIR and has the Austrian company Verbund as a minority shareholder. It is supplying electricity to more than a thousand customers all over Italy as well as natural gas to three hundred customers, evenly divided between final customers and distribution companies.

In three years time, Energia’s earnings have grown from scratch to €550 million planned for 2002. It develops its own building programme for greenfield thermoelectric stations. The VIA Commission already awarded Energia with a favourable opinion on the building of a 800 MW power station in Tremoli (Campobasso). Energia has also initiated the authorization process for other CCGT projects.

CONTACTS:

Electrabel

Françoise Vanthemsche	Tel:	+32 2 518 61 24	E-mail: francoise.vanthemsche@electrabel.com
Philippe Massart	Tel:	+32 2 518 62 93	E-mail: philippe.massart@electrabel.com

Investor relations :
Patrick H. De Vos	Tel:	+32 2 518 65 90	E-mail: patrick.devos@electrabel.com

ACEA

Press Office Giuseppe Gagliano	Tel:	+39-06-5799 3718	E-mail: ufficio.stampa@Aceaspa.it

Investor relations Ira Angrisani	Tel:	+39-06-5799 4663	E-mail: e.angrisani@Aceaspa.it

Questo communicato di stampa e disponibile anche in italiano.
Deze persmededeling is ook beschikbaar in het Nederlands.
Ce communiqué est également disponible en français.

www.electrabel.com
www.aceaspa.it

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : November 14, 2002	Company Name SUEZ

	By:	/S/ Philippe de MARGERIE
Name: Philippe de Margerie Title: General Secretary